Schering AG: fifth record-breaking year in succession - good prospects for the coming years

Berlin, Germany, March 16, 2001: Schering AG (FSE: SCH; NYSE: SHR) today presented excellent results for the 2000 financial year: sales grew by 22 per cent, net income was up 24 per cent, and earnings per share rose by 26 per cent. At the same time, Dr. Giuseppe Vita, Chairman of the Executive Board, and Professor Dr. Klaus Pohle, Chief Financial Officer and Vice-Chairman of the Executive Board, spoke of good business prospects over the next few years.

Dr. Vita was able to report record results for the fifth year running, adding that the company had grown twice as quickly as the world pharmaceutical market. He explained that Schering AG's success was based on three pillars: the consistent implementation of its strategy, the company's distinctive innovative strength, and its employees' high level of expertise. This constellation would guarantee Schering's growth also in the future.

"Our operating profit in the 2000 financial year was particularly impressive," said Prof. Pohle. "Schering is a world market leader in profitable business fields, and we have further considerably strengthened our position with successful acquisitions."

Dr. Vita, who will hand over the chairmanship of the Executive Board to Dr. Hubertus Erlen when he retires at the end of April, drew particular attention to the new products that were either about to be introduced or had already been launched last year. These included female health care products such as Yasmin(R) and Mirena(R), and Fludara(R) Oral and Campath(R) to treat leukemia - the latter is expected to receive approval during the current year. "As a proven specialist in cancer treatment, we aim to take on a leading role in the field of hematological oncology over the next two or three years,"
Dr. Vita explained and added: "We will not be resting on our laurels, but will continue with consistency and great commitment on our successful course of accelerated growth."

For the first time, Dr. Vita also commented on whether he would be switching to Schering AG's Supervisory Board after retiring: "I would like to officially announce to you today that I shall be at the disposal of Schering AG as a member of the Supervisory Board in future." Dr. Vita has been a member of the Schering AG Executive Board since 1987 and was appointed its Chairman in 1989.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

The text of the speech by Dr. Vita on the occasion of the Annual Press Conference and further information on the Schering AG is also available in the Internet under www.schering.de

Berlin, Germany, March 16, 2001
Schering AG
Corporate Communication
For further information please contact:

Dr. Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de

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Speech by Dr. Giuseppe Vita

Chairman of the Board of Executive Directors of Schering AG on the occasion of the Annual Press Conference held on March 16, 2001, in Berlin

Core elements of the speech:

We are delighted to say that we can again present excellent results to you today. First, we grew more than twice as quickly as the world pharmaceutical market.
Second, the 2000 fiscal year was Schering's fifth record year in succession, with sales up 22 per cent and net income up 24 per cent.

We will not be resting on our laurels, but will continue with consistency and great commitment on our successful course of accelerated growth.

Successes in the 2000 financial year:

Our top-selling products made a major contribution to our success; virtually all of them recorded high growth rates.

Our growth will continue over the coming years. Last year we introduced a number of new, innovative products. In addition to the new approvals we made great progress with the worldwide marketing of our products.

We expect to receive approval for Campath(R) this year in the United States and Europe. This will bring us a lot closer to achieving our aim of taking on a leading role in the field of hematological oncology over the next two to three years.

Last year we acquired two renowned pharmaceutical companies in Japan and
France: Mitsui Pharmaceuticals and CIS bio international. This is a great success. Within a very short period of time we had already integrated both companies into the Schering Group.

Another highlight for us last year was the listing of our Schering AG share on the New York Stock Exchange.

Finally, the culmination of the year was the news that our stock was the champion of the Dax 30 index in terms of the stocks quoted on the trading floor.

We intend to continue growing more quickly than the world pharmaceutical market and are excellently equipped to meet this objective.

My commitment to Schering will not end with the change in the Executive Board. I would like to officially announce to you today that - subject to the approval of the Annual General Meeting on April 26 - I shall be at the disposal of Schering AG as a member of the Supervisory Board in future.


Ladies and gentlemen,

I would like to wish you a very good morning and extend you a warm welcome to our Annual Press Conference.

We are delighted to say that we can again present excellent results to you today. First, we grew more than twice as quickly as the world pharmaceutical market. Second, the 2000 financial year was Schering's fifth record year in succession, with sales up 22 per cent and net income up 24 per cent.

Since 1995 we have boosted our sales by about 90 per cent to almost EUR4.5 billion, and our net income by 165 per cent to EUR336 million. Converted into annual growth rates, this means that sales rose by an average of 14 per cent per year, and net income by an average of 21.5 per cent per year. This is a magnificent result, and I do not think I am forestalling Prof. Pohle if I tell you that the fourth quarter of 2000 was the best fourth quarter in Schering's history.

Despite these successes I would like to stress that we will not be resting on our laurels, but will continue with consistency and great commitment on our successful course of accelerated growth. I have the greatest confidence in my successor, Dr. Erlen, and in all my other colleagues.

Our top-selling products made a major contribution to our success; virtually all of them recorded high growth rates. Let me pick out just a few of these successful products: In the central nervous system area, sales of Betaferon(R), our product for the treatment of multiple sclerosis, developed excellently in a highly competitive environment: sales increased by 31 per cent to EUR593 million. In this field we asserted our market leadership in Europe in the face of competition from Biogen, Serono and Teva; we are placed second in the United States. Our world market share is about 30 per cent. For years Betaferon(R) has been one of the world's ten top-selling biotechnology products worldwide. This success shows that we are among the leading companies in the world in the field of innovative biotechnologies.

Schering is also playing a pioneering role in cancer research. Fludara(R), a leading preparation for patients with chronic lymphocytic leukemia, proved its significant growth potential with more than 30 per cent higher sales in 2000. The new application form Fludara(R) Oral, which we launched in the UK in January 2001, opens up additional treatment options. Fludara(R) Oral makes life easier particularly for patients who find it difficult to visit a hospital.

Schering has held a leading position in the world market for in-vivo contrast media for years. This applies particularly to magnetic resonance imaging. Our product Magnevist(R) alone gives us a world market share of over 60 per cent, and its overall sales rose again in 2000 by 23 per cent. While Magnevist(R) is used for imaging both the whole body and the central nervous system, we now also offer Gadovist(R) 1.0 - a further product with a different active ingredient specifically for the central nervous system indication - with which we intend to further enhance our position in Europe. We introduced
Gadovist(R) 1.0 in Germany in June 2000.

Our Fertility Control and Hormone Therapy business area was also very successful. We are world market leaders in the fertility control field with a market share of over 30 per cent. This strong position, which we have held for years now, is based on our broad product range and our constant stream of innovations. We not only "invented" ethinylestradiol, which every classic "pill" still contains today, we are also the only company in the world with six different progestins at our disposal, each of which offers individual application options and additional benefits. To further enhance our product portfolio, we are still working intensively on hormone therapy and contraception for men.

In this context I would like to take this rather early opportunity to invite you to join us on May 31, when the "pill" will be celebrating its 40th birthday. On June 1, 1961, Schering introduced the first pill in Europe, an important step forward that significantly advanced the position of women in society.

Our growth will continue over the coming years. Last year we introduced a number of new, innovative products. One of these is our completely novel contraceptive Yasmin(R), which we launched in Germany in November 2000 and which has been very well accepted by the market. We are now introducing Yasmin(R) in additional countries - for example, it has been available in Scandinavia since March 1. At the end of December the Netherlands was the first European country to approve Climodien(R), a climacteric product that we intend to introduce Europe-wide in the course of this year. These products offer women important additional benefits compared to other preparations.

In addition to the new approvals, we made important progress with the worldwide marketing of our products. For example, Betaferon(R) was launched in Japan in November 2000; and four weeks ago our unique intrauterine system Mirena(R) was introduced in the US. This means that Betaferon(R) is now available in 63 countries and Mirena(R) in 48 countries worldwide.

We expect to receive approval for Campath(R) this year in the United States und Europe. This is particularly important for us, since Campath(R), a therapeutic agent manufactured by biotechnological methods, is our second product for the treatment of chronic lymphocytic leukemia. Together with Fludara(R) and a third product, Zevalin(R), for which we filed an application for European approval few weeks ago, Campath(R) will substantially strengthen our product portfolio in the treatment of leukemia and lymphoma. This will bring us a lot closer to achieving our aim of taking on a leading role in the field of hematological oncology over the next two to three years.

Let me give you another example from our development portfolio that proves our innovative strength. Today we use our therapeutic agent Ilomedin(R) to stimulate the blood flow in thrombo-angiitis, a form of narrowing of the blood vessels.
We are currently testing a further application of this product in pulmonary hypertonia, or high blood pressure in the lung vessels. Although rare, this is a life-threatening disease for which there has been no treatment up to now.
We expect initial results from clinical development at the end of the year and will make this treatment option available as quickly as possible. This is also economically interesting for us, since we have already been assured orphan drug status in Europe.

I am sure you are all aware that we invest considerable resources in promoting research and development. Last year we invested 18 per cent of net sales in innovative products and our research network. Creating synergies and applying existing knowledge is immensely important in this field. In order to explain in greater detail the methods we use in this field, we have selected this topic as the Special Feature in our Annual Report.
Let us return to the 2000 financial year, which was also very successful for Schering in terms of acquisitions and our share's performance.

Last year we acquired two renowned pharmaceutical companies in Japan and
France: Mitsui Pharmaceuticals and CIS bio international. This is a great success. Within a very short period of time we had already integrated both companies into the Schering Group. We are particularly proud of the fact that virtually all the employees and managerial staff in these companies have stayed with us, so that we will retain long-term access to these companies' know-how in the fields of research, approval procedures, marketing and distribution. Another highlight for us last year was the listing of our Schering share on the New York Stock Exchange. We reached this goal quickly and precisely on schedule. By having our share quoted on the most important stock market in the world, we have underscored our global presence and given ourselves even greater freedom of action.
Finally, the culmination of the year was the news that our stock was the champion of the DAX-30 index in terms of the stocks quoted on the trading floor. We were especially gratified by the confidence which investors have placed in our team, our strategy and our future prospects; we will do everything in our power to also justify this confidence in the future.

We intend to continue growing more quickly than the world pharmaceutical market and are excellently equipped to meet this objective.

Ladies and gentlemen, before I hand over to Prof. Pohle, who will describe the results in detail, please allow me a few personal comments.

As you know, after our Annual General Meeting on April 26, 2001, I shall be resigning for age reasons from the Executive Board of Schering AG after twelve years as Chairman of the Board of Management and 37 years of working for this company. During this time Schering developed into a focused pharmaceutical company - indeed, it was one of the first companies to do so. This strategy enabled us to establish ourselves very successfully as a world market leader in specific indication areas.

Looking back, I can see that our success is founded on three pillars: first, the consistent implementation of our strategy and the determined action of management, second, our distinctive innovative strength, and third, the high level of expertise and commitment of our employees in the Schering Group worldwide.

I can assure you - also in the name of Dr. Erlen my other colleagues on the Executive Board - that the future Executive Board will also do everything in its power to ensure that we remain just as successful.

My commitment to Schering will not end with the change in the Executive Board. I would like to officially announce to you today that - subject to the approval of the Annual General Meeting on April 26 - I shall be at the disposal of Schering AG as a member of the Supervisory Board in future. It would mean a lot to me if this gave me the opportunity to keep in close vocational contact with my former colleagues.

Ladies and gentlemen of the press, I would like to express my warm thanks to you for the candid and at times critical way in which you have accompanied me over the years. I first met some of you at my very first press conference, and I can recall many interesting hours - as well as a lot of memorable interviews and articles. I wish you all the very best and much success in your work and would be pleased, should our paths cross again at some opportunity or other in the future.

The text of this speech and further information on the Schering AG is also available in the Internet under www.schering.de

Berlin, March 16, 2001

Schering Aktiengesellschaft
Corporate Communication
Your contacts:

Dr Friedrich von Heyl - Business and Financial Communication:
tel.: +49-30-468 152 96;
fax: +49-30-468 166 46;
email: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
tel.: +49-30-468 128 38;
fax: +49-30-468 166 46;
email: peter.vogt@schering.de